UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*
First Light Acquisition Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

095428108
(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Jay D. Mitchell, General Counsel
770-643-5612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of Schedule 13D, and is filing this schedule because of 17 C.F.R. § 240.13d-1(e), 17 C.F.R. § 240.13d-1(f), or 17 C.F.R. § 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	Schedule 13D	Page 1 of 6
1	NAMES OF REPORTING PERSONS
Jackson Investment Group, LLC 20-5783109

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
450,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
450,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Consists of 450,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of First Light Acquisition Group, Inc. (the “Issuer”). The shares of Class B Common Stock have no expiration date and are convertible into shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer.

**Based on 4,578,024 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 16, 2022, and (ii) 450,000 shares of Class A Common Stock issuable upon the conversion of the 450,000 shares of Class B Common Stock reported herein.

1 of 6

CUSIP No. 095428108	Schedule 13D	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Richard L. Jackson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
450,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
450,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Consists of 450,000 shares of Class B Common Stock of the Issuer. The shares of Class B Common Stock have no expiration date and are convertible into shares of Class A Common Stock of the Issuer.

**Based on 4,578,024 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 16, 2022, and (ii) 450,000 shares of Class A Common Stock issuable upon the conversion of the 450,000 shares of Class B Common Stock reported herein.

2 of 6

CUSIP No. 095428108	Schedule 13D	Page 3 of 6
Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of First Light Acquisition Group, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the reporting persons named herein (each, individually, a “Reporting Person” and, collectively, the “Reporting Persons”). The principal executive offices of the Issuer are located at 11110 Sunset Hills Road, #2278, Reston, VA 20190.

Item 2.	Identity and Background

(a) – (c) This Statement is being filed jointly by the following Reporting Persons:

(1) Jackson Investment Group, LLC, is a Georgia limited liability company (“JIG LLC”). Its business is investing and originating loans for its own account and acting as a holding company for a number of operating companies engaged in health care staffing and related businesses. Its business address is 2655 Northwinds Parkway, Alpharetta, GA 30009.

(2)          Richard L. Jackson is a resident of the State of Georgia. His business address is 2655 Northwinds Parkway, Alpharetta, GA 30009. Mr. Jackson is the Chairman, Chief Executive Officer, President and sole manager of JIG LLC.

Certain information regarding the executive officers of JIG LLC, responsive to this Item 2 is set forth in Exhibit 99.1 attached hereto and incorporated herein.

(d) During the last five years, neither of the Reporting Persons nor, to their knowledge, any of the persons identified in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons nor, to their knowledge, any of the persons identified in Exhibit 99.1 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Richard L. Jackson and each of the persons identified in Exhibit 99.1 is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

On September 12, 2022, JIG LLC acquired an aggregate of 450,000 shares of Class B Common Stock of the Issuer (the “Shares”) from First Light Acquisition Group, LLC, a Delaware limited liability company (“FLAG LLC”), and Metric Finance Holdings I, LLC (“Metric” and, together with FLAG LLC, the “Sellers”), for aggregate consideration of $450,000.  The Shares were acquired in a private placement transaction pursuant to the terms of a Share Purchase Agreement, dated September 12, 2022 (the “SPA”), by and among JIG LLC and the Sellers.

The acquisition of the Shares was funded by JIG LLC through use of its working capital funds. The source of those funds was distributions or loans from a subsidiary, Jackson Healthcare Staffing Holdings, LLC, a Georgia limited liability company. The subsidiary maintains a revolving credit facility with Bank of America, N.A., and borrows under that facility from time to time to fund some of the working capital needs of its parent, JIG LLC, through distributions and loans.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Shares was solely for investment. The Reporting Persons have no plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described herein and as follows.

Pursuant to the terms of the SPA, JIG LLC has agreed to purchase (i) an additional 450,000 shares of Class B Common Stock from the Sellers for additional consideration of $450,000, subject to the completion of certain milestones (the “Second Tranche Milestone”) with respect to a possible business combination between the Issuer and a private entity approved in writing by JIG LLC (the “Business Combination”) and (ii) an additional 200,000 shares of Class B Common Stock from the Sellers for additional consideration of $200,000, subject to the completion of certain further milestones (the “Third Tranche Milestones”) with respect to the Business Combination.  The Second Tranche Milestones include the execution of a letter of intent, the completion of certain confirmatory diligence and the exchange of a draft business combination agreement and the development of a public company readiness plan and investor roadmap.  The Third Tranche Milestones include the execution and announcement of a business combination agreement and the public filing of a proxy statement/registration statement related thereto.  The SPA is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

3 of 6

CUSIP No. 095428108	Schedule 13D	Page 4 of 6
The Reporting Persons intend to continually review their investment in the Issuer. Depending upon (u) the Issuer’s businesses, assets and prospects, (v) the contractual provisions, limitations and other terms of JIG LLC’s agreements with the Issuer, (w) other plans and requirements of the Reporting Persons, (x) general economic conditions and overall market conditions and the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (y) the price at which shares of the Class A Common Stock and/or Class B Common Stock are available (1) for purchase, including through private or public offerings or (2) for sale, and (z) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may seek to increase or decrease their holdings of the securities of the Issuer and may seek to engage in communications with management or the board of directors of the Issuer or with the sponsor or other stockholders of the Issuer concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, including, without limitation, with respect to the Issuer’s initial business combination, and either individually or together with others may make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The following disclosure assumes 4,578,024 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 16, 2022, and (ii) 450,000 shares of Class A Common Stock issuable upon the conversion of the 450,000 shares of Class B Common Stock reported herein.

(a) Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own the 450,000 shares of Class A Common Stock issuable upon the conversion of the 450,000 shares of Class B Common Stock held by the Reporting Persons as of the date hereof, which constitutes approximately 9.8% of the outstanding shares of Class A Common Stock.  Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)  The Reporting Persons share the power to vote and direct the disposition of all 450,000 shares of Class A Common Stock reported as being beneficially owned.

(c) On September 12, 2022, JIG LLC acquired 450,000 shares of Class B Common Stock from the Sellers.  This transaction is more fully described in Items 3 and 4 of this Schedule.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The responses to Items 3 and 4 and Exhibit 99.2 are incorporated herein.

On September 12, 2022, JIG LLC entered into the SPA with the Sellers.  Also on September 12, 2022, in connection with its entry into the SPA, JIG LLC entered into a letter agreement (the “Letter Agreement”) with the Issuer, pursuant to which JIG LLC agreed (1) to vote its shares of Class B Common Stock in favor of each director nominated by the board of directors of the Issuer for election to the board of directors of the Issuer and (2) if the Issuer seeks stockholder approval of a proposed merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, (a) to vote any shares of capital stock owned by JIG LLC in favor of such proposal and (b) not redeem any shares of capital stock owned by JIG LLC in connection with such stockholder approval.  The Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated by reference herein. In addition, pursuant to the SPA, the Sellers agreed to cause JIG LLC to be added as a party to that certain Registration and Stockholder Rights Agreement, dated September 9, 2021, among the Issuer and the Sellers, for the purpose of providing JIG LLC with the same registration rights as those provided to the Sellers therein with respect to the securities purchased by JIG LLC pursuant to the SPA.

4 of 6

CUSIP No. 095428108	Schedule 13D	Page 5 of 6
On September 21, 2022, the Reporting Persons entered into a joint filing agreement in accordance with Rule 13d-1(k) under the Exchange Act pursuant to which a Statement on Schedule 13D with respect to the Class A Common Stock would be filed jointly by them. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Executive Officers of Jackson Investment Group, LLC

Exhibit 99.2	Share Purchase Agreement, dated as of September 12, 2022, by and among Jackson Investment Group, LLC, First Light Acquisition Group, LLC, and Metric Finance Holdings I, LLC

Exhibit 99.3	Letter Agreement, dated as of September 12, 2022, by and among Jackson Investment Group, LLC and First Light Acquisition Group, Inc.

Exhibit 99.4	Joint Filing Agreement

5 of 6

CUSIP No. 095428108	Schedule 13D	Page 6 of 6
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2022

JACKSON INVESTMENT GROUP, LLC

By: /s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: September 21, 2022

/s/ Richard L. Jackson
Richard L. Jackson

6 of 6